Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 333-108400

Business Objects posted the following on its website:

FINAL TRANSCRIPT
CCBN StreetEvents Conference Call Transcript BOBJ - Q3 2003 Business Objects Earnings Conference Call Event Date/Time: Oct. 23. 2003 / 1:30PM PT Event Duration: 1 hr 41 min

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BOBJ - Q3 2003 Business Objects Earnings Conference Call

C O R P O R A T E P A R T I C I P A N T S	UBS - Analyst

Don Markley Business Objects - Director, IR	Stephane Frankel Oddo Securities - Analyst

Jim Tolonen Business Objects - SVP, Finance and Administration	GrahamTanaka Tanaka Capital Management - Analyst

John Olsen Business Objects - President & COO

Bernard Liautaud Business Objects - Chairman & CEO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Tad Piper
U.S. Bancorp Piper Jaffray - Analyst

Mark Murphy
First Albany Corp. - Analyst

Michael Briest
UBS - Analyst

John Segrich
Jeffiries - Analyst

Nathan Schneiderman
Wedbush Morgan Securities - Analyst

Richard Leggett
Goldman Sachs - Analyst

Ed Maguie
Merrill Lynch - Analyst

Rob Tholemeier
DRW Research - Analyst

Ross McMillan
Morgan Stanley - Analyst

Kash Rangan
Wachovia - Analyst

Adam Holt
J.P.Morgan - Analyst

Paul Moreland
S.G. Cowen - Analyst

Matthew Hammond
CFSB - Analyst

Robert Smithson
Arreat Research - Analyst

Patrick Mason
Pacific Growth Equities - Analyst

Frank Sparacino
First Analysis Securities Corp. - Analyst

Tom Ernst
Thomas Weisel Partners LLC - Analyst

Simon Andrews
Lehman Brothers - Analyst

Jeffrey Fan

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P R E S E N T A T I O N

  Operator

  Good afternoon. My name is Heather and I will be your conference facilitator. At this time I would like to welcome everyone to the Business Objects third quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the number one on your telephone key pad. If you would like to withdraw your question, press star then the number two on your telephone key pad. Thank you. I will now turn the conference over to Mr. Don Markley. Sir, you may begin.

  Don Markley - Business Objects - Director, IR

  Thank you. Welcome to our conference call for the third quarter 2003 earnings announcement. This call may not be reproduced in whole or in part without the written permission of the company. This quarter we have a set of slides that accompany the speakers comments. You may access those slides by going to our Web site, www.BusinessObjects.com and clicking on the conference call link. On the call today are Business Objects Chief Executive Officer, Bernard Liautaud, our president and Chief Operating Officer John Olsen and our Chief Financial Officer Jim Tolonen. Before we begin I remind you that during the course of today’s call our executives will make projections and other forward-looking statements including statements regarding the business outlook, future financial and operating results particular with regard to the fourth quarter, Business Objects proposed acquisition of Crystal Decisions as well as Business Objects and Crystal Decisions strategic and operational plans.

We wish to caution you that such statements are just prediction based on managements current expectations or beliefs and that actual events or results may differ materially. We refer you to documents the company files with the Securities and Exchange Commission including Form 10Q for the quarter ended June 30, 2003 and Form 10K for the year ended December 31, 2002 and form S4 filed August 29 of 2003. These documents identify important risk factors that could cause actual results to differ materially from those contained in our forward-looking statements. We caution you that the company assumes no duty to confirm, update or revise the financial forecast for the quarter or year or any other forward-looking information contained in this call as a result of new developments or otherwise. Finally we ask that during the question and answer session you restrict yourself to one question and one follow up. Now I will turn the call over to Jim Tolonen. Jim?

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  Thank you, Don. I want to welcome everyone and thank you for joining us for our Q3 2003 earnings conference call. Overall we had a very successful quarter with revenue, operating profit, net income and Earnings Per Share growth based on total revenue growth in all product families and geographic regions. Total revenue for the third quarter was $129.1 million which was the highest third quarter revenue in the company’s history. This compares to $109.9 million for the same quarter last year and is an 18% year over year total revenue increase. We generated $10.8 million of net income for our shareholders which was 17 cents per share. I might add that during the quarter we incurred approximately $1.5 million of charges related to our ongoing Crystal Decisions merger integration planning costs and these costs are included as period expenses in the above net income and EPS numbers. Software license revenues were $58 million which was 45% of total revenue and an 8% increase over the year earlier third quarter. This is the best year over year quarterly license revenue growth since quarter two of 2001.

Software maintenance revenue including license updates and product support were $53.1 million, a 32% year over year increase. Professional services which includes consulting, education and other revenue was $18 million, a 12% increase over the prior year, which resulted in an overall services revenue of $71.1 million, up 27% year over year. The 18% total year over year revenue growth by geographic region was Europe, up 22% in U.S. dollars and up 6% in Euros. This is the second quarter in a row that Europe has shown year over year revenue growth measured in local currency highlighting our improving execution even in difficult economic times. The Americas, up 10%, Japan, up 12% in U.S. dollars and up 11% in Yen, and Asia Pacific, up 97%. As noted all geographies are up in both local currency and U.S. dollars on a year over year basis.

During the quarter we also signed six new contracts over $1 million and 50 new contracts between $200,000 and $1 million. We added 365 new customers, bringing total new customers to over 18,000. 54% of our license revenues were from new customers or new applications, highlighting our continued market penetration. Consistent with recent quarters, 43% of our license revenue was through our channel partners. Total gross margin for the quarter was over 82% and is approximately equal to the year ago quarter three. Operating expenses for the quarter were just under 72% of revenue compared to a 79% of revenue in the prior years third quarter, which as you may remember included approximately three percentage points of ACTA acquisition related charges. Overall this improvement in our operating expenses is consistent with our plans to keep these expenses under control as we increase our revenue.

For this quarter sales and marketing expenses were $59.9 million, up from $56 million in the year ago quarter but approximately flat

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BOBJ - Q3 2003 Business Objects Earnings Conference Call

in constant currency. In fact sales and marketing expenses improved year over year from 51% of revenue last year to 46% of revenue this year. Product development expenses were $22.8 million, up only $400,000 in constant currency from a year ago quarter three. Product development expenses were flat year over year, about 18% of revenue, although declined from the preceding quarter by approximately $700,000, primarily from the summer vacation effect in the third quarter. General and administrative expenses were $10.2 million which is an increase from 7% a year ago to 8% this quarter, primarily from the effect of the $1.5 million of merger related integration planning expenses, included in the current quarter. Even including these charges the category improved from $10.6 million in the preceding quarter. Operating income for the third quarter was $13.4 million, or 10% of revenue. Other income was $4.1 million. This compares to $4.6 million of operating income and $4.4 million of other income in the years ago quarter.

Our tax rate remained constant at 38% resulting in a net income of $10.8 million and 17 cents per share on 65.1 million fully diluted shares. As a side note both our third quarter 2003 recorded revenues and our expenses were approximately $400,000 greater than using average exchange rate in effect in the second quarter of 2003, and approximately $7 million greater than using average exchange rates in effect in the third quarter of last year. Because non U.S. dollar denominated revenues and expenses were approximately equal, the exchange rate effect was immaterial at the operating profit level. Looking at our longer term trends our revenue growth continues to be very strong. Our Q3 2003 total revenue growth year over year is 18% with our nine-month year to date revenue growth at 15% over the comparable nine months of the prior year.

Looking at our license revenue break out as a component of total revenue growth rate, it is important to see that from Q1 of 2001 through Q1 of 2003, although our total revenue continued to grow each quarter over quarter, license revenue component declined as our previous product was aging. However, this decrease was more than made up for by our maintenance revenue and professional services revenue growth during that time period. However, now our license revenue has shown growth for two quarters in a row from the effects of our new product cycle including analytic applications Data Integration and Enterprise 6. Since our maintenance and services revenue has also continued to grow, the increase in total revenue growth rate has also increased. And as shown on this slide our maintenance revenue including license updates and technical support is up 32% this quarter over the year ago quarter and our professional services revenues are up 12% this quarter over the year ago quarter, continuing our very strong trend in services growth. This great performance has also strengthened our balance sheet.

Cash, cash equivalent and short term investments ended the quarter at $380 million an increase of $17 million in cash this quarter. Our day sales outstanding ended the second quarter, the third quarter rather at 62 days, well within our stated target range of 60 to 70 days. During this quarter our deferred revenue declined slightly from seasonal slowness in the summer contract renewal period, although renewals have continued in the high 80% renewal rate and still have $97 million of deferred revenue on the balance sheet at quarter end. Our shareholders equity also grew to $412 million, again it was a very good quarter. We were able to achieve 18% year over year revenue growth primarily on the strength of our improving license revenue and year over year had growth in all product lines and all geographies. We continued to gain new market penetration, as approximately 54% of all our license shipments were either from new customers or new products of existing customers we maintained our healthy DSO, we significantly strengthened our balance sheet and, of course, we did all this while making progress on our Crystal Decisions transaction and the integration planning for our anticipated fourth quarter close date.

Now before I give guidance for the fourth quarter of 2003 and our plans for the fourth quarter I would like to read this statement. The following information concerning our forecast for the fourth quarter represents our outlook only as of the date hereof and we undertake no obligation to update or revise any financial forecast or other forward-looking statement as a result of new developments or otherwise. In the fourth quarter of 2003, our current quarter, we expect revenues of between $144 and $147 million, and an earnings per share and ADS fully diluted of between 25 cents and 28 cents. These numbers are for Business Objects only and do not include any impact of our pending acquisition with Crystal Decisions due to the difficulty of predicting the transaction costs, revenues, expenses, results of operations and increase share count due to the exact timing of the close and the resulting impact this will have on our fourth quarter. I will now turn the call over to our President and Chief Operating Officer, John Olsen for some additional information on our customers and products. John?

  John Olsen - Business Objects - President & COO

  Thanks, Jim. As is clear from the numbers Business Objects is performing as well or better than it ever has before. There are three key reasons for this stellar performance. First it’s Enterprise 6. This is the best BI suite on the market and we are seeing tremendous traction and success in competitive deals. In our first quarter of selling we generated over $12 million in E 6 license revenue which I think is a tremendous start for a new product line. Secondly, Business Objects remains completely focused on our strategy which is being number one in business intelligence. Operations delivered outstanding performance across all regions and product lines this includes analytic applications Enterprise performance management, core BI Platform data integration and professional services. We are seeing no disruption from the Crystal Decisions acquisition which we are currently in the process of completing.

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BOBJ - Q3 2003 Business Objects Earnings Conference Call

In fact we are seeing quite the opposite. We are seeing increased interest from customers as they view us as the clear industry leader. Another key point of focus we have remained committed to business intelligence unlike our competition we do not diversify in areas that make us compete against our core partners such as financial consolidation and budgeting applications. Finally we built a strong global team and the management changes we’ve made over the past year were specifically designed to enable us to become a $1 billion company and are starting to pay big dividends for us. It all adds up to one clear message. Business Objects is emerging as a clear Business Intelligence market leader. Companies are looking to standardize on one platform because of our industry leading technology, our vision and ability to execute are becoming the BI standard to companies around the world. As I mentioned in the last year we’ve assembled a stellar management team around the world.

This quarters results demonstrate that this team is really starting to execute as they delivered significant revenue growth and profit in every region in the world. In Europe, for example, [inaudible] took over as group VP of operations in last December and in an extremely difficult economic environment he has delivered strong revenue growths for a second quarter in a row this quarter Europe delivered 22% year over year revenue growth. In Japan where we hired Noracazu Takazuki as our President of operations earlier this year we delivered 12% year over year revenue growth. In the Americas where John Temple has run our operation for the past five years we delivered growth in a very tough environment with a 10% year over year revenue growth. Finally in Asia Pacific, J.Y. Pook and his team delivered another awesome performance with 97% year over year revenue growth. In terms of outlook I know that many of you are interested in our view of global spending patterns on business intelligence. I can say we are seeing some signs of improvement overall and in BI in particular and that this view is consistant with surveys we have seen which showed that worldwide IT spending and worldwide BI spending is expected to increase in 2003 and 2004. Clearly the global operations management team that we had put in place is delivering on its key goal of growth and profit. We feel this team is one of our key assets and it’s the right team in place to enable us to become a $1 billion company.

Now a little on Enterprise 6. As I mentioned earlier we are pleased to see continued momentum of Business Objects Enterprise 6 in the marketplace. Significant new product cycle for us and the success of the release is evident in revenue, competitive win rates which is important, deployment and customer satisfaction. From a revenue perspective E 6 represented more than 20% of our license revenues for the quarter and the number of transactions that included E 6 increased fourfold compared to Q3; Q2. We delivered Enterprise 6 .1 the latest version of the suite on time in August and received very positive feedback from customers now in the enhancements and new capabilities in the project. New release has additional supportive platform combinations which should enable more customer upgrade and drive continued growth in E 6 as a percent of our overall revenues. We have hundreds of live deployments and the list grows every week with some of our live customers deployed to thousands of users. Some of the key E 6 wins, for us this quarter included Motophone, express strips, state of Vermont and the and the U.S. Army.

It’s worth noting that this quarter you may have heard a lot about the launch of Cognus report net. Cognus has put a tremendous amount of marketing behind this product launch but when you get down to reality we’re just not seeing it have an impact in the marketplace. In fact when I look at our pipeline I am primarily seeing Report net trying to compete with Business Objects, in the small and medium business market since no large enterprises are willing to be a guinea big on the first version. In the small and medium business market we are beating them fairly handily. Some of the key transactions in which customers selected Business Objects over Cognus report net included: Mare west credit union, Taiwan semiconductor, Shop NBC and sports line.com, and this is without Crystal. With Crystal its not even a fair fight, 14 million seats compared to a handful proven scalability to enormous population the most ubiquitous tool in the market. We are getting strong. And we are strong now. Now analytic applications two years Business Objects launched our analytic applications business. We told you then this would become a key pillar in our business. We are now seeing this come true. License revenue in Q3 was up 50% year over year. We had 18 transactions over 100 K. There are two key reasons for our success in analytic applications the first is Enterprise performance management. Business Objects has established itself as a key player in EPS and dashboard snd (INAUDIBLE) are building momentum every quarter. Excuse me one minute. Thank you.

We are producing by results that customers already have a budgeting and planning system and just want integration with those systems or they are looking for operational EPM without linkage to budgeting and planning systems. We do not need to own financial budgeting and planning systems to do EPM. What customers do want are solutions that help them align metrics and bowls to people and track performance by dashboards, score cards and alerts. For the second quarter in a row Business Objects has significantly increased the number of dashboard manager transactions from 47 to 63. Dashboard manager allows customers to build and deploy management dashboards that allow people to monitor business metrics and manage enterprise performance.

This quarter we have also launched Business Objects Performance Manager which is an extension of our dashboard manager and allows customers to take the next step in EPM by providing score cards collaborations, guided analysis and strategy maps. These two products are combining to help us win key EPM deals in every industry. Some of the examples are EPM customer wins include McDonald’s, U.K., Johnson Controls, DeBeers, Sherwin Williams and the U.S. EPA. At McDonald’s, for example, they are using Business Objects as the basis for their EPM strategy. The company purchased Performance Manager and dashboard manager, a

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BOBJ - Q3 2003 Business Objects Earnings Conference Call

competitive win over Oracle to support a management stategy to improve performance around three key areas of business, quality, service, and cleanliness. Now, a second reason for our success in analytic applications is continued uptake of prepackaged analytic application module. As you know Business Objects, analytic applications provide prepackage framework for analyzing business problems in a variety of areas including: sales marketing, human resources, operation and supply chain. We continue to see strong growth in this area as companies are turning to Business Objects to leverage the expertise we have built up in these domains.

Some of the key analytic module wins including Cisco foods and Pujot. For example, at Cisco the largest food service marketing and distribution organization in North America purchased dashboard manager as well as all the modules in supply chain intelligence including deliver analytics, make analytics, plan analytics, return analytics and source analytics. You may recall that I talked about other analytic application transactions with Cisco in the past. Specifically customer intelligence and product intelligence. This latest transaction with supply chain intelligence to me testifies the success they are having with our analytic applications. Business Objects has now completed further integration with the PeopleSoft EPM suite. This is further strength in our EPM. strategy. We announced today an important milestone in our relationship with PeopleSoft. In April we announced plans to support PeopleSoft EPM functional warehouse modules and PeopleSoft has obtained the right to resell Business Objects with their EPM suite. Today we announced that we have completed this integration and we now provide pre- packaged content for all PeopleSoft EPM functional warehouses. Business Objects is the only business intelligence vendor that has achieved this level of technical integration.

In addition, now that we have achieved this level of integration Business Objects is the preferred front end business intelligent solution for PeopleSoft EPM. For example as our work with PeopleSoft at Johnson Controls we’re providing a compelling solution for joint customers. This quarter Johnson Controls a global leader in automotive systems and facilities management selected Business Objects HR resources intelligence application to access data from the people soft HR module to track key performance metrics related to their work force. In the data integration area as you know in July of last year we acquired Acta, a leading provider of data Integration products. At that time we stated that data integration is emerging as a fundamental building block in organizations overall BI infrastructure. And then increasingly customers are looking to one vendor to purchase the entire platform. We can now say that our vision for integrated D.I. and B.I. is becoming a reality and data integration has become a pillar in our overall business. We had another record quarter for data integration some of the highlights include sequential revenue growth at 23%, a significant increase on our average selling price with 12 deals over 100 K in D. I. license revenue for the quarter. Significant deals included the U.S. Army, EPA, Royal Bank of Scotland, Italian post office, Otis elevator and National Australia Bank. In addition we launched Business Objects Data Integrator 6

.1 which delivered a brand new user interface and significant performance improvement. Historically strong in the SAP market which continues to see momentum with other packaged applications including Oracle, J.D. Edwards, PeopleSoft and Siebel, we are also seeing many stand alone Data Integration deals that plan to aggressively seek these opportunities.

In most cases the stands alone D. I. deals eventually lead to larger D. I. platform sales. For example, the national Australia bank, Australia’s largest bank and one of the top 50 worldwide financial services organizations, selected Business Objects data integrator to revamp its corporate institutional banking data warehouse. This is an extension to their existing deployment with Business Objects. In the professional services area, our strong performance included overall delivering 12% revenue growth over the third quarter of last year Consulting which is part of professional services delivered growth of 22% over the third quarter of last year. Consulting has grown steadily all year and this is the result of a new strategy that’s being executed superbly by Joanie Khan who joined us after a long career as an executive at Bearing Point. We are now running Professional Services much like an independent consulting practice with teams that have expertise in various vertical and technical areas. These teams are building long-term customer relationships and identifying and solving problems using our full suite of products. We are seeing bigger engagements and in fact this quarter we sold nine projects that were over 200 K. in consulting and our margins are improving as well. Our new training product, Knowledge accelerator has also been well-received and was purchased by several customers this quarter. Knowledge accelerator is a cost-effective Web-based training solution that can be customized to fit the clients training needs.

So in conclusion I’d like to reiterate the key reasons for this quarters success. First, Enterprise 6. We think it’s the best business intelligence suite on the market. We’re having tremendous success in using it to propel new growth in the company. Second, continued ability to execute in operations. We are seeing no distraction from integration efforts around the planned acquisition of Chrystal decisions. In fact we are seeing that our vision for the combined company is already attracting new customers to Business Objects. And we also are being rewarded for continued focus on business intelligence. While our competitors are being distracted we remain completely committed to Business Intelligence, our core competency, and third a strong global management team, the changes we’ve made and announced over the past year are really paying off. In every region we are executing and extending our lead. The BI market is at a turning point. Customers are looking to partner with the market leader which provides the most compelling technology story as well as stability and breadth to be their long-term strategic partner. Business Objects is winning the standardization battle and expects to continued to so in the future. I’d like to turn the call now over to Bernard.

  Bernard Liautaud - Business Objects - Chairman & CEO

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

  Thank you, John. I’d like to spend now a few minutes discussing our strategic outlook. So as you can see from our results Business Objects is doing very well thanks to in particular a strong product cycle. We are establishing our leadership in the space by our results but also by the promise of the upcoming merger with Crystal Decisions. Crystal Decisions just posted today very strong numbers which showed the potential of the combined company. As John pointed out, our success is fueled by the strong demands of our new products, Business Objects, and apprised state. Since the announcement of the acquisition of Crystal Decisions on July 18 we have been very active in the integration planning process and I am happy to say that we have made significant progress to be ready to operate as one company by the close of the transaction. Crystal Decisions today posted remarkable results for their business. Despite the normal uncertainty caused by the announcement of the impending merger Crystal Decision was able to post 26% growth in license revenue and 27% growth in total revenue.

License revenue was just about $52.5 million. With $58 million in license and 8% growth for Business Objects and $52.5 and 26% growth for Crystal the combined license reached close to $111 million. This is 85% larger than the license revenue of the number two in the industry. In addition as an aggregate the two companies are growing faster than the number two, showing their further increase in market share. We continue to believe that revenue leadership is one of the most important factors in the choice of customers. It will give the combined company the visibility, the coverage and the financial resources to provide the best solution offering to our customers. It is also critical criteria for the development of our strategic partnerships. The announcement of the expansion of our relationship with PeopleSoft is a perfect reflection of that. Our future broader presence and larger coverage of BI functions were key in securing a stronger alliance.

Let us now talk about Enterprise 6. The release of Business Objects Enterprise 6.0 marked an important turning point in our product organization the beginning of a very strong product cycle with fast releases. Version 6.0 was released in May, Version 6.1 was released in August. Version 6.1 is not just a maintenance relief over in 6.0 but introduced significant number of enhancements in the product, namely significant improvement in analysis for all users, boost of performance [inaudible] integration, improved performance capability and personalization of our analytic applications offering, superior enterprise employability including better SAP support and extended platform availability. And finally new levels of end to end integration with impact analysis from the data warehouse all the way to the dashboard. At the core of Enterprise 6.1 we have Web Intelligence which is we believe the best Web page interactive query recording and analysis solution on the market. As John alluded to earlier Enterprise 6 is receiving great momentum from the field and has started to represent this quarter a significant portion of the revenue. The reason why Enterprise 6 is successful in the market is because it provides a number of key advantages versus the competition. First, Enterprise 6 is the easiest to use BI product line. In particular Web 8000’s core component has been designed for business users in mind and not developers. Enterprise 6 is a complete suite with tiny integrated components and each of the components are best of breed from Data Integration, [inaudible] reporting analysis, enterprise performance management tools, and analytic application. Enterprise 6 has a very advanced architecture. It has the strong systematic layer and supports all new technology standards. Enterprise 6 is easy to deploy and as it is compatible with the previous versions of the product it does not force users to any sort of migration. Finally Enterprise 6 is a proven product it already has hundreds of customers but in addition it is an evolution of our core products that are in the hands of tens of thousands of customers and of millions of users. Now I’d like to update you on how we are doing in our planning process for the integration with Crystal Decisions.

I will first review the strategic rationale of the combination and reiterate the principles which led to our integration efforts for sales and product strategy. I will give you an update of the planning process, what we have accomplished so far and the closing time line. With Crystal Decisions and Business Objects we are combining two complementary leaders in one of the most exciting markets in software. Together we will be the largest BI company, we will have have the strongest most complete BI product line, offering solutions for all types of users in all segments of BI. We will have the most powerful range of distribution channels from OEM partners to Enterprise sales. We will have significant expansion opportunities from cross sales to international expansion and finally the most important we will deliver we believe an unmatched level of value to our customers. In July we announced a number of principals designed to guide us in the integration planning process. These principals are still the same today. We will continue to support both product lines. We will continue to the Crystal brands. We will refocus RND energy away from overlapping projects towards new areas of growth and innovation and we have a clear vision for a unified product line. On the sales side we will have one sales force selling both products, we will leverage complementary channels and we will use as many salespeople as possible to cover this broad market.

Because this is such an important project for us we have taken a very structured and disciplined approach to the integration planning process. First we upgraded an integration office composed of Business Objects and Crystal Decisions executives to coordinate the entire process. We have three main task force, one on product, one on go to market and one on corporate services by the [inaudible]from both Crystal and Business Objects. Under these three task forces we have a significant number of integration initiatives. The three task forces report to an integration steering committee which I run personally on a weekly basis. So what have we done so far? We have started this process right after the July announcement and are therefore already two and a half months into it. We have made significant progress. On organization we have

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

defined the executive committee of the new company and have recently now defined the level two management team for the entire organization. RND field operations, finance, HR, IT and so on.

Our product strategy, our product road map is now defined and we will be ready to announce it at the close of the transaction. We have defined a product release timetable for 2004 and the seeds will be ready to go as soon as the company can operate as one after the close. On the global market the sales strategy and coverage models are now in place. Finally, our transaction time line remains on track. We have filed for our preliminary in August, [inaudible] in September and we expect to close the transaction during the quarter. As as a summary, we continue to perform very well and we are delivering in our commitment. At the beginning of the year we said that we will deliver Enterprise 6 in the first half and that it will have a positive effect on license growth in the second half. We said that margins will start to improve again. And at the beginning of the quarter we said that we could operate and prepare for the integration at the same time. We are doing all that. Enterprise 6 is boosting our performance. It is a strong product cycle with fast releases. Customers are adopting the new product with enthusiasm. We are well on the way to create the leading company in business intelligence by combining two great leaders and with a common vision to deliver a complete suite of BI solutions to cover the entire spectrum of need for the enterprise. We have a clear vision of our business, of what we want to become, we are focused on our core competency and continue to be disciplined about execution. With that I’d like to turn it over to the conference operator who will poll you for questions.

Q U E S T I O N   A N D   A N S W E R

  Operator

  At this time I would like to remind everyone if you would like to ask a question please press star then the number one on your telephone key pad. Your first question comes from Tad Piper of U.S. Bancorp Piper Jaffray.

  Tad Piper - U.S. Bancorp Piper Jaffray - Analyst

  Can you give us some idea of what’s going on competitively from a pricing standpoint as well obviously with Cagno trying to get into the market, I’m curious what the pricing environments going to look like.

  John Olsen - Business Objects - President & COO

  This is John. It really hasn’t changed. I mean pricing in the current economic environment has been lots of pressure over the past couple years but as I said before we haven’t seen Cagno, significantly with their new product except in the low mid market areas. We haven’t really seen any push for increase incentives despite what customers already like. So no change really.

  Tad Piper - U.S. Bancorp Piper Jaffray - Analyst

  Longer term I know it’s difficult to talk too much about Crystal but you have said in the near term you will support both products but longer term is there more of an outlook to integrate the two products into one more fully integrated product line?

  Bernard Liautaud - Business Objects - Chairman & CEO

  Absolutely. As I said we have a vision, a clear vision of a unified product line and we are going to integrate both products. And that’s going to happen this coming year. We will give you a clear product road map as we close the transaction. That’s definitely our goal is to create a unified product line. What is very important to us is as we build a unified product line is to continue to support the customers so that the customers don’t feel stranded and don’t have to go through complex migrations.

  Tad Piper - U.S. Bancorp Piper Jaffray - Analyst

  Okay just in terms, can you give us any more granularity on the timing of the close? This quarter is--are you expecting to have Crystal revenue be a material part of the December quarter? I understand the guidance excludes it but when we get to the end of the quarter do you anticipate it to be earlier or later.

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

  Bernard Liautaud - Business Objects - Chairman & CEO

  We anticipate the close to happen toward the ends of the quarter.

  Tad Piper - U.S. Bancorp Piper Jaffray - Analyst

  Okay. Thanks.

  Operator

  Next question comes from Mark Murphy of First Albany.

  Mark Murphy - First Albany Corp. - Analyst

  Thank you very much great quarter Bernard how would you characterize European demand at this point does it feel like it’s bottomed or bottoming or would you say that it’s improving now? How would you characterize European demands at this point? Does it feel like it’s bottomed or bottoming or would you say that it’s improving now?

  Bernard Liautaud - Business Objects - Chairman & CEO

  Well I think what we are seeing is our execution is improving and it is actually doing really well now. The demand itself I think is hard to say. We see good demand in our business but in general IT spending in Europe when we compare notes with other places in the market they tend to say that it hasn’t picked up yet. So at this point we remain cautious about the IT spending itself but we are very positive about our execution over there.

  John Olsen - Business Objects - President & COO

  The only thing I’d add there are some good signs, Germany, it looks like there is renewed life so we are positive there, more positive than we have been before and Italy and France both seem relatively strong. So it varies as you go around the continent.

  Mark Murphy - First Albany Corp. - Analyst

  Where do you stand on some of the, it sounds like there will be some kind of key product decisions that will be made at some point in the future but do you have any preliminary thoughts in terms of which query engine you might standardize on or which management environment which securities, gamma, et cetera?

  Bernard Liautaud - Business Objects - Chairman & CEO

  We absolutely do. As I said we have worked significantly on the planning of the road map and it is very advanced. We cannot communicate on that yet, though. We will give that update as we close the transaction. We can’t really communicate on it before we close. But we are very advanced on the integration planning for the product road map.

  Mark Murphy - First Albany Corp. - Analyst

  Okay and then I wanted to ask a housekeeping item. Do you have local currency growth for license revenue and has there been any noticeable change in the sales employee turnover metrics in the third quarter?

  John Olsen - Business Objects - President & COO

  Are you asking employee turnover, no change. I mean all we’ve seen is some continued excitement as a result of the announcement of the combination of the two companies. But we haven’t seen any turnover, any changes one way or another.

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  On the license revenue on a year over year basis actually it’s slightly employ flat which is as we pointed out in that slide, that’s constant currency. So that’s actually improving nicely from the negative trend that was over the last year and a half and starting to come back up even on local currency, but as we pointed out 8% increase on license fees on a dollar to dollar year over year basis.

  Operator

  Your next question comes from Michael Reeves of UBS.

  Michael Briest - UBS - Analyst

  Good afternoon..

  John Olsen - Business Objects - President & COO

  Sorry we cannot hear you at all.

  Michael Briest - UBS - Analyst

  Is that better?

  John Olsen - Business Objects - President & COO

  A little.

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

  Michael Briest - UBS - Analyst

  Could you give any commentary on the key OEM relationships with SAP and Microsoft, Crystal whether you have any more favorable feedback from them on the transaction? Secondly on the previous question on head count sales head count seems to be down at the end of the quarter on the Q2 number. Could you explain what that is and maybe give a similar number for the Crystal business and finally on the maintenance revenue stream, very strong indeed why are they continuing to grow at this rate? We thought that maybe some of the backdated license would be ending now and the growth rate would be tailing off. Thank you.]

  Bernard Liautaud - Business Objects - Chairman & CEO

  Okay. Now I will answer on the relationship with SAP and Microsoft. On Microsoft I think we have very good discussions with the company and the intent is obviously to continue the relationship that Microsoft and Crystal have enjoyed for ten years now and we are in discussion with Microsoft on how we can expand that, if possible. So the discussion is happening and the tone of discussion is quite positive. On SAP I would say a similar type of situation. SAP is embedding Crystals decision products as part of V W and we have had discussions with SAP now for quite awhile, on how we can move that relationship to the next level. We can’t talk about the details of the discussions yet because we obviously cannot operate together as one company but there is a lot of momentum in the discussion and we hope that we would be able to preserve and expand the relationship. That would be our objective.

  John Olsen - Business Objects - President & COO

  The head count in the maintenance question, my numbers I’m not sure what you are looking at showed quarter current head count either at 293 and I think the quarter before was 294 or 292. So I don’t think there’s a significant change unless you are maybe referring to overall field head count. So there’s not been a change from quarter to quarter. Now maybe you are thinking year on year because I’m not quite sure which numbers you are looking at and there has been a reduction year on year.

  Michael Briest - UBS - Analyst

  I thought it was 315 in Q2.

  John Olsen - Business Objects - President & COO

  Was it 315? I don’t have it in front of me.

  Bernard Liautaud - Business Objects - Chairman & CEO

  We’ll have to check and get back to you on those numbers. That’s not the numbers I’ve got but we will get back to you on that. In terms of maintenance, first of all we talked about several growth drivers for the maintenance business. One is reducing discounts on maintenance so when people discount maintenance more than the product, another one is going back and trimming up old contract that were given for a reduction or a lower amount than the discount on the product. So effectively discounting maintenance more and the other driver was back maintenance so you’re right, back maintenance is slowing down but our effectiveness in the field for holding the discount levels for maintenance and going back and trimming up our contracts I think is continuing strong. Now over time of course it’s not going to grow at the same rate. But it’s continued to be strong so that’s the reason.

  Michael Briest - UBS - Analyst

  Could you give us a number for the Crystal head count if there’s been any movement there.

  John Olsen - Business Objects - President & COO

  No. No, we can’t comment on any of the Crystal operations.

  Michael Briest - UBS - Analyst

  Okay. Thank you.

  Operator

  Next question comes from John Sangrich of Jeffries.

  John Sangrich - Jeffiries - Analyst

  Hi guys good quarter. Just building on that last question, can you quantify how much of the maintenance revenue this quarter was from these one time effects and how much is more of an ongoing and also on the analytical application side again it looks like the ASP is continuing to slide I’m assuming that’s because of mix as more and more customers are purchasing dashboarding where do we think that goes and what are we still looking for for the full year?

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  First question a little over $1 million on back maintenance and that [inaudible]

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

  John Olsen - Business Objects - President & COO

  I think it is as we’ve introduced new products like dashboard manager and stuff that have lower ASPs than,some of the application modules, I think the actual mix of the products will cause a change in the ASP. So I think you’re right there. The good news is the successful introduction of those products has caused the overall sales to go up but it’s a little misleading when you look at just the ASP’s.

  John Segrich - Jeffiries - Analyst

  The target for the full year.

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  Target in terms of revenue?

  John Segrich - Jeffiries - Analyst

  Yes.

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  At this point we had at the very beginning of the year said we would increase application by 50%. So we are staying on that guidance for now.

  John Segrich - Jeffiries - Analyst

  Thanks.

  Operator

  Your next question comes from Nathan Schneiderman of Wedbush Morgan Securities.

  Nathan Schneiderman - Wedbush Morgan Securities - Analyst

  Hi thanks a lot, a few questions for you. A lot of talk about companies potentially moving to enterprise standard, BI selections and I am just curious, can you share with us the number of customers you feel have chosen your solution as the Enterprise standard at this point and I guess maybe focus on the larger global 3500 customers if you could?

  Bernard Liautaud - Business Objects - Chairman & CEO

  I would say it is still a small number. I think many customers today have different kinds of products and that not necessarily in great numbers. We have obviously many customers who have standardized but it’s probably I would say 50, 50 to 100 customers who have, who are large in size and have decided to truly standardize on our products. So I think the potential for Enterprise standardization is still ahead of us. That’s why I think it’s going to be such an interesting future for the combined company is because we provide a much broader portfolio but also when these standardization choices are happening we can present to the customer a larger set of users who are using the combined products.

  John Olsen - Business Objects - President & COO

  I can actually comment on conversations. We don’t have the numbers but what we are finding after we announced the relationship with Crystal is between the Crystal install base, there are a number of Crystal reports, Crystal Enterprise and the Business Objects install base, what people are finding as you add the two together and we are a large percentage of a large number of customers environments and we are getting inquiries as to, can we standardize, can we make it easier to reduce our training cost and total cost of ownership by standardizing on the joint product from Crystal and Business Objects? I think that’s what is driving it and we are seeing inquiries and well see an accelerated push toward that in the future.

  Nathan Schneiderman - Wedbush Morgan Securities - Analyst

  What percent of time the time would you say that Crystal Decisions was your main competitor in the third quarter and what has it been historically?

  John Olsen - Business Objects - President & COO

  It’s--main competitor, I don’t know, in competition what we found was I think we announced this last time we saw them between 10% and 15% of the time in competitive situations. I don’t have numbers for this quarter but I think it’s almost exactly the same. As Bernard said there was no change in operation in the field in terms of competing against each other. So we continued to compete in the third quarter.

  Nathan Schneiderman - Wedbush Morgan Securities - Analyst

  On professional services, the nine deals over $200,000 it sounds like there’s a little more focus in building that business. Can you talk about the business in general and your outlook for it? I gather you expect that to become a larger portion of your--potentially larger portion of your services revenue?

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

  Bernard Liautaud - Business Objects - Chairman & CEO

  Yes. I mean like I alluded to Joanie Khan and the service team have done an outstanding job of building practices around our analytic application. What’s driving this is a departure from just pure installations services and a move towards segmented expertise driven practices around analytic applications. All nine were around analytic applications. What we see is more and more of these in the pipeline and these deals have higher margins and, you know, form much better relationships with our customers. So this is a move that you will see more and more of in the future.

  Nathan Schneiderman - Wedbush Morgan Securities - Analyst

  My final question for you, isn’t the issue of handling very large databases and that whole problem, let’s say the very high-end BI, how strategic is it all do you consider this segment to be and what if any are your plans for attacking it? Thank you very much.

  Bernard Liautaud - Business Objects - Chairman & CEO

  I think when we look at the overall marketplace we think that the larger opportunity lies in providing the platform that can be deployed to the larger number of seeds. We think that’s where the biggest opportunity is as opposed to the more specialized projects where at the core you have a very significant data volume. So not that it is not an important part of the market and will play a role in that but we have not targeted that as a highest priority.

  John Olsen - Business Objects - President & COO

  The other thing I would say is there’s two industry segments that have very large databases one is telecommunications with all the customer transaction data and the other one is retail and we talked a little bit about some of our transactions in those spaces before, MTT (INAUDIBLE) as an example we had a 73 terrified database that we did work against so it is a large opportunity but those are smaller in number as opposed to more rational and reasonable database sizes.

  Nathan Schneiderman - Wedbush Morgan Securities - Analyst

  Thank you.

  Operator

  Your next question comes from Richard Legget of Goldman Sachs.

  Richard Leggett - Goldman Sachs - Analyst

  Hey, guys. A couple of questions for you. Can you comment a little bit about E 6 and what we should expect the run rate to be as we head into the fourth quarter and into next year? And I have a couple of E 6 related questions. That’s the first one. The second one is just around when, an update on E 6.2 when we can expect that I think you talked about early in 2004 but maybe just a bit more granularity there. And then finally and I don’t know how to ask the question exactly the right way but I will give you a sense of what I’m looking for which is part of the big opportunity with E 6 is the ability to grow within the existing customer base and I know you mentioned that 54% of your sales came from new customers who were selling new products into the customers and I am just trying to get a sense of what this sort of expansion opportunity is through the E 6 roll-out and upgrade cycle?

  Bernard Liautaud - Business Objects - Chairman & CEO

  Okay. So first in terms of the E 6 rate of E 6 revenue as part of the overall license, I think it depends, we need to look at one thing which is the ratio of new customers and existing customers. So the new customers that is obviously the new sales we do now with E 6, that’s the one product that we present every time. The only reason why we would not prevent E 6 would be if we think it was not supporting any given platform that maybe Version 5 did but in general what we are going to see is that progressively all new sales will happen with E 6. We won’t go from 20% of license to 100% of license because we still have this existing customer base which is being--to take time to migrate. So going back to your third question, it’s a significant potential within the customer base but the benefit--the base is going to take a little more time to grow into because again if you have a customer with 50,000 users or 10,000 users, they will be a little more cautious in moving to a new platform. They have more certification processes and stuff like that. On the 6.2 there actually will not be a 6.2. but currently we are planning to have a 6.5 product and that’s slated for the first quarter.

  Richard Leggett - Goldman Sachs - Analyst

  Thank you.

  Operator

  Next question comes from Ed McGuire of Merrill Lynch.

  Ed Maguire - Merrill Lynch - Analyst

  Good afternoon. I noticed that there was a strong performance both in million dollars deals but the number of deals between $200 K and 1 million is (INAUDIBLE) and I am wondering if there is a bit of a bifurcation in terms of deal sizes, whether you can just comment on trends there.

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

  John Olsen - Business Objects - President & COO

  I don’t think so. I mean I think some of these things when you look at them quarter to quarter you see some variations but they tend not to really tell you the whole story. I believe what’s happening is as we release some of our new products depending on the question before the average sales price you get different mix of deals, I think we are getting more million dollars deals as we combined applications with consulting, which I think that’s why you say the million dollars deals going up but we are still a little inconsistent on executing on those. I wouldn’t read anything in the difference in the $200 K to $1 million deals one way or another.

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  Just an interesting comment to add into that, we had about the standard number of total number of transactions during the quarter as we have over the last four, five quarters and the deals between 0 and 50 actually has declined in the last three quarters but the deals over 50 and up to 200 increased. So again I’m not sure that there’s anything in that and we are only talking about a few deals one way or another that moved but more in that middle tier and moving up from the low end and not that unusual a number in that 200 to 1 million range.

  Ed Maguire - Merrill Lynch - Analyst

  I guess the break point is [inaudible]. Regarding the data integration business which picked up a bit can you get a sense of how much of those deals are sold on a stand alone business and how much they are sold in as part of a solution or bundle.

  John Olsen - Business Objects - President & COO

  Most of them are sold as a solution and bundle right now. Some of them are sold stand alone but as we said before we are really not out there to compete with Essential or Informatica we are out there really to win the front ends of the business intelligence deals. So, we find data warehousing projects or data sourcing projects and compete with those when they are at the front end for a future BI opportunity.

  Ed Maguire - Merrill Lynch - Analyst

  Okay. One final question. As you move towards more of a solution focus around the application, how has that changed your relationship with some of your existing partners, IBM in particular?

  John Olsen - Business Objects - President & COO

  That’s a good question. We spend a lot of time talking to the partners about that and in a consulting business you have to separate out what we do. We do implementation assistance on business intelligence and business intelligence strategy and then we have practices around our applications. Now, in the applications base, lets start in the BI space first of all we partner with resellers and large companies in just a tremendous amount of the time to deliver those services and actually subcontract to those companies to deliver those services so there’s not a big conflict in that space at all. Although there had been some concerns from some of our partners about this. I think they feel good now. In the applications space we are actively working with companies to see if they can develop the expertise in the applications areas or we will develop large scale global or national practices to deliver those. We have partnered on occasion with some of these companies and as they develop expertise we are actively seeking partnerships to make sure that they have got the expertise to develop them. In terms of IBM your specific question I don’t think it’s affected the relationship at all except, I think, making partnering with us more attractive because we have more to offer.

  Ed Maguire - Merrill Lynch - Analyst

  Thanks very much.

  Operator

  Next question comes from Rob Solemayer of DRW Research.

  Rob Tholemeier - DRW Research - Analyst

  Thanks, good quarter. I have a couple of business questions. It’s kind of funny at Gardener this week Howard and Kevin articulated a lot of the same sort of issues. You guys talk a lot about, you talk some about the analytic aps and the dashboards but you guys, how long do you think it will be don’t you think for like the next quarter decade or so the BI or the basic reporting will still be really the driver, sort of the nuts and bolts of the traditional market? And related to that I understand that users and IT managers want to buy the recording and the query product from the same vendor but just how deep do you push technical integration or is it kind of like series seven was from Cagno kind of the management user interface level? Do you really plan on pushing integration that deep, is that a major objective?

  Bernard Liautaud - Business Objects - Chairman & CEO

  Okay. So two questions. First, yes, we believe that the core of the market is around, the core functionalities of Business Intelligence, meaning, reporting and add hoc query and analysis and that’s why we were led to do this merger is because we felt that that’s where the core growth is going to be and that’s the way to reach

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

standardization and [inaudible] of Business Intelligence within these large customers. So absolutely and also you are doubling down on BI and core BI reporting through the merger with Crystal is a very good reflection of that philosophy. At the same time we believe that Analytic applications is an important area of the market and one that is maturing but the ability to provide prepackaged content to customers I think is getting more and more appealing. But it’s still in terms of size, is a little more embryonic.

  Rob Tholemeier - DRW Research - Analyst

  One of the--in talking to in getting a more detailed look at report services for Microsoft which was supposed to be the big threat to you guys, there really doesn’t appear to be any reports of development technology that’s new or anything interesting when you ask people even some Microsoft people, they suggest to use Crystal. So are you guys working currently with Microsoft to try to make report services better or how is that actually working out to make report services work, if you will?

  Bernard Liautaud - Business Objects - Chairman & CEO

  Well, first of all, it is more of a Crystal decision to Microsoft discussion because it’s really is about their technology and their embedding their technology even further with the Microsoft environment. So we can’t really comment on that. We don’t, we can’t comment about how they operate, and how they do their business with Microsoft until the operations really close. I think, to this level of detail we can’t really discuss it. Now, two months from now we’ll be able to.

  Rob Tholemeier - DRW Research - Analyst

  All right, two months from now I will ask if you guys are working with Microsoft to make it useful or not. I’ll put that in the queue. I’ve got one final question. Another giant topic out there is the Sarbanes-Oxley and the latest sort of information is that people have gone to design and kind of decided to design what they are going to do but so far there doesn’t appear to be any IT budget dollars or very few places do you find IT budget dollars and I know everybody is talking about BI is a big player and I see how you guys fit in there. Do you see like--how do you think, maybe this is a question for John, how do you see people dealing with this? Do you think they will rob Peter to pay Paul or skim budgets to do this or maybe wait until 2005? Do you have any sense of what’s happening there?

  John Olsen - Business Objects - President & COO

  We read the same reports you do and read that it ought to be a huge demand driver in the field, we are just not seeing much of the demand being driven right now. I don’t think people are reallocating budgets to a large extent right now. They are one off projects company by company depending on how big they feel the need is I think there’s a whole lot more marketing going on about Sarbanes-Oxley and analysis going on about Sarbanes-Oxley than there is actual business.

  Rob Tholemeier - DRW Research - Analyst

  Okay. Thanks.

  Operator

  Next question comes from Ross McMillan of Morgan Stanley.

  Ross McMillan - Morgan Stanley - Analyst

  Thanks. Question really on sales efficiency if I look at license revenue for sales rep if I compare to last year you were probably doing $150,000 per rep in the third quarter you are now up to about $200,000. I am just trying to get a feel as you broaden the product portfolio what do you think, what sort of volume per rep do you think that you can ultimately get to, is it still perhaps double from here, do you think you can get that sort of leverage out of your sales reps particularly as you add Crystal into the mix?

  John Olsen - Business Objects - President & COO

  I need you to address the sales kick off with that idea. You are now invited. I think it can go up significantly, first for a couple of reasons and first let me give the overall disclaimer because of course if you are doing business in Italy, our productivity for sales rep is lower but the salaries are lower so the overall efficiency is very, very good. So it depends to some extent on the mix of business around the world. Now with that disclaimer overall everywhere it’s going up. It will go up for two factors. One is product mix. We have more high-end products that people are--that are available for people to sell and the second one, though, is this thing we talked about in the past which is the idea of solution selling and what we have done is tried to bundle our products together in a business solution for people. I think you are going to see that is the key driver for Business Objects today and I would suggest that it would go up even more in the future as a result of those two drivers plus one more which is Enterprise standardization and as Bernard alluded to the Enterprise standardization deals we’re seeing are very significant size deals. Their not 100 K deals. They are million dollars deals when you see them. So I am not going to predict but I think you’ll see it continue to grow.

  Ross McMillan - Morgan Stanley - Analyst

  Maybe just a follow up and it’s really just on the Crystal acquisition, I know that you’ve gone through the U.S. antitrust but

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

has the European regulator still to decide and then it goes to shareholder vote?

  John Olsen - Business Objects - President & COO

  Yes.

  Ross McMillan - Morgan Stanley - Analyst

  Do you have any timing on that?

  Bernard Liautaud - Business Objects - Chairman & CEO

  We expected to do the shareholders towards the ends of the quarter in an effort to close at that time.

  Ross McMillan - Morgan Stanley - Analyst

  So, but the regulatory decision your are ahead of that you expect that in the next four weeks or so?

  Bernard Liautaud - Business Objects - Chairman & CEO

  Yes.

  Ross McMillan - Morgan Stanley - Analyst

  Great. Thank you.

  Operator

  Next question comes from Cash Romjen of Wachovia.

  Kash Rangan - Wachovia - Analyst

  Hi thank you very much a quick couple of questions. One if you can talk about license revenue growth year over year, if you exclude the impact of Acta and Currency and then I’ll have a follow-up question or two?

  John Olsen - Business Objects - President & COO

  We typically do not breakdown that level of detail on the conference calls. No.

  Kash Rangan - Wachovia - Analyst

  Okay. E 6 .5 product line you talked about Bernard, what do you think are going to be the primary focus, what are the incremental things to expect from 6.5 that will now be available otherwise on the 6.1 release that is being shipping at the end of August?

  Bernard Liautaud - Business Objects - Chairman & CEO

  There will be a whole set of enhancements, I think, so I am going to give you a couple which certainly is not an exhaustive list. One is we are going to release more enhancement performance. It’s a performance enhancement in the product to a significant degree. The other thing also is in the WebIntelligence product. We are going to put in there a multi-data source report so the ability to bring data coming from different sources in one single report which is an important component that exists in the full client product that still does not exist in the Web product. That’s I think is going to enable more and more users or customers to migrate from the full client environment to a stand by environment.

  Kash Rangan - Wachovia - Analyst

  Okay. Great. Question on Crystal integration, Bernard you talked about one salesperson per account and whatnot, how long do you think could that process of blending of two sales force into one will take place and how do you, what are the steps you are taking to minimize any potential disruption as you have [inaudible] dislocation and whatnot?

  John Olsen - Business Objects - President & COO

  We have talked about that in the past, I don’t think we talked about it today. We will actually be seeing minimal disruption. The two teams have been meeting very closely over the past several weeks to try to figure out how to do this exactly. As I said before, the way you’ve got to look at it is first geographically. There’s only reasonable overlap in one geography because of, we do different businesses, different amounts of business in different geographies and that’s North America, there is very little overlap anywhere else in the world so in that geography we have different sales models from, we have global accounts they don’t so there’s no overlap there. They have inside telesales we don’t there’s no overlap there, there’s no overlap in the small and medium business channels. There is only overlap in direct sales of which 50% of our whole business is direct and that’s only in Enterprise accounts. So in Enterprise accounts, direct sales North America there is overlap. We have looked at that, a strategy for that is we have found between the two companies we are not covering all of the accounts. We are not covering anything close to all of the accounts so what we will do is give different account assignments to people to make sure that we don’t lose account coverage through that additional salespeople assigned to that particular segment. Now, if there is a conflict in terms of if two people are covering the same account and actually have business in that account then we will ask the customer which person they would like to have so we will let the customer make the choice. So we thought that was a key issue.

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

I think it’s a good question and we are spending enormous amount of time to make sure we don’t affect our customers in that space.

  Kash Rangan - Wachovia - Analyst

  Okay great. Any update on live customer [inaudible]? I know you mentioned hundreds of customers but any precise count on number of people that are live and what are some of the most scalable implementations on E 6?

  Bernard Liautaud - Business Objects - Chairman & CEO

  I don’t have a count but one example is Unisys, for instance Unisys today has gone actually live on 6.1 and they have 8,000 users.

  Kash Rangan - Wachovia - Analyst

  Jim, I know you said some metric was slightly below flat I wasn’t sure if you were talking about overall license revenues excluding currency?

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  I’m sorry, some revenue was?

  Kash Rangan - Wachovia - Analyst

  You talked about one particular metric being slightly below flat. I wasn’t sure if you were talking about some licensed revenue growth excluding currency or whatnot?

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  I think what we said was not below plan but on a year over year local currency to local currency license was up 2% or closing, had just turned the corner and again on a constant currency basis year over year but that was if you followed the presentation we had been actually declining and have turned the corner now and have come back up and crossed over zero both in local and in certainly a dollar to dollar we are up 8%.

  Kash Rangan - Wachovia - Analyst

  That’s it. Thank you very much.

  Operator

  Your next question comes from Adam Holt of J. P. Morgan.

  Adam Holt - J.P.Morgan - Analyst

  Good afternoon or I guess evening in Europe. The first question is about the services revenue which has been growing meaningfully faster than license revenue. Is that entirely due to the influence of the introduction of the new consulting services and secondly what do you think is a sustainable growth rate for that revenue line?

  John Olsen - Business Objects - President & COO

  First of all we have the growth drivers it’s not entirely but I would say it’s largely driven by that. The other thing that’s happening is that we are going back into our install base and trying to see if indeed they have issues over time that they need additional deployments, or additional help and what we are finding is there is a significant amount of business that we typically have not targeted, we targeted only consulting business as an add on to our existing sales, so the install base is one which I think is working very well and we are finding actually consulting is drawing license in that space so that’s good and the other is the application space. Now, how fast it will grow? I think we can talk more about that in the future but we continue to see if, it grow at rates like we are seeing today or more.

  Adam Holt - J.P.Morgan - Analyst

  Have you seen a relatively stable pricing environment for the core IT services?

  John Olsen - Business Objects - President & COO

  Like I said the real growth has been in application. For IT installations services or BI installations services I think it’s very stable and it tends to be cost competitive with local retailers. That’s where it’s hard to make money. Where it’s value based pricing is on application services because you are selling a solution so that’s where you get higher margins. So that’s the business we want. What we’d like to partner and give the other business to retailers and whoever would like to partner with us in that space.

  Adam Holt - J.P.Morgan - Analyst

  Okay. A couple quick questions on Crystal. You made several comments about the lack of disruption in the Crystal pipeline and their ability to execute against it. It actually sounds like given the performance in the quarter the pending deal might have been a net positive. Is that fair to say.

  John Olsen - Business Objects - President & COO

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

  Absolutely and that’s what I said in my comments. When we announced the deal we had for three straight days of a road show questions about would this disrupt your current operations, and what Bernard explained and what we explained at that point in time is we were extremely rigorous to make sure that we managed this integration and this process in a professional fashion and what we found out was not only did we, we did a good job of managing that but also there’s an added benefit which is when people, our customers got excited by the prospects of these two company’s combining and specifically they got excited by the prospect of doing business with a global leader and Enterprise standardization and what we are seeing is people that we could not get in to see before are calling us up and say, could you come talk to us about enterprise standardization. So it’s nothing but good news.

  Adam Holt - J.P.Morgan - Analyst

  Finally somebody asked a question earlier about the Microsoft and SAP relationships with Crystal. Would you be comfortable quantifying what percentage of revenue from Crystal was related to those relationships?

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  We can say what Crystal said on the road show at the time of the announced that they have about 350 OEMs in total and that those OEMs account for about 10% of the revenue on an annual basis.

  Adam Holt - J.P.Morgan - Analyst

  All right. Thanks.

  Operator

  Your next question comes from Paul Mooreland of SG Cowen.

  Paul Moreland - S.G. Cowen - Analyst

  Hi, a couple of questions. First one is, [inaudible] applications and data integration [inaudible] 17 cents of license revenue in the core so she’s up from about 14% from the previous quarter. Can you say what proportion of those sales come from existing clients and what proportion would be from new clients?

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  I don’t think we break it out. I don’t know. Maybe we could go back.

  John Olsen - Business Objects - President & COO

  We could probably figure that out but we don’t have it hear product by product.

  Paul Moreland - S.G. Cowen - Analyst

  Okay. I’m just trying to get a sum, how much you are benefitting from having friendly sales at the moment as they are ramping up and things may get tougher for those businesses that you’ve--penetrated your existing clients?

  John Olsen - Business Objects - President & COO

  I don’t have a sense that and again I don’t have specifics to back this up one way or another, I do not have a sense that our applications or data integration business varies anything from our overall 50/50 new to existing customer base. But it’s a good question and we can look for that.

  Paul Moreland - S.G. Cowen - Analyst

  Just one follow-up question. If you back those out of the license revenue you get left with I think about just over $48 million which is less than you did in Q3 last year. Is that something that concerns you or is that just a reflection of the fact that the market is still very tough?

  Bernard Liautaud - Business Objects - Chairman & CEO

  I think you will always have that when you have growth [inaudible] 50 plus percent it means that we have in the past year spent quite some energy on it. We are starting now to see the impact of E 6 which grows the core, the core BI line. And we anticipate that core BI product line to start showing some growth in the future. So I think we are starting to see overall the effect. But it’s still the beginning and in the meantime absent data integration are growing at fast speed.

  Paul Moreland - S.G. Cowen - Analyst

  Thanks very much.

  Operator

  Your next question comes from Matthew Hammond of CFSB

  Matthew Hammond - CFSB - Analyst

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

  Thank you, good evening. Just a very quick one. Could you comment whether there are any further exceptional charges built into your guidance in the fourth quarter similar to what you had in the third quarter?

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  No. We’ve excluded anything that would be directly associated with the timing and the closing of the acquisition or any GAAP adjustments required because of the purchase accounting.

  Matthew Hammond - CFSB - Analyst

  Can I follow up on one question? You mentioned a client who had scaled up Enterprise 6 significantly could you just repeat the amount of users they had taken that up to?

  John Olsen - Business Objects - President & COO

  I don’t think we announced users. Oh, yes, 8,000.

  Matthew Hammond - CFSB - Analyst

  8,000. Thank you very much.

  Operator

  Your next question comes from Robert Smithson of Arreat Research.

  Robert Smithson - Arete Research - Analyst

  Hi, guys. Just one question. Do you guys see FRX from Microsoft being any sort of competition and if so where?

  John Olsen - Business Objects - President & COO

  No, we are not seeing them.

  Robert Smithson - Arete Research - Analyst

  That’s sufficient.

  John Olsen - Business Objects - President & COO

  I won’t answer the second part of the question.

  Robert Smithson - Arete Research - Analyst

  That’s great. Thanks very much.

  Operator

  Your next question comes from Patrick Mason of Pacific Group.

  Patrick Mason - Pacific Growth Equities - Analyst

  Just a couple of questions to follow up one is you are talking as if the Crystal acquisition is going to close at the end of Q4. As I recall you guys were originally trying to get that closed in mid Q4 it sounds like everything is going really well is there any reason why it’s being extended another potentially a month or something like that?

  John Olsen - Business Objects - President & COO

  No I think what we said initially going in was fourth quarter and certainly we are getting closer now. We received some clearance and we’ll have a better estimated date when we get our proxy out shortly here.

  Patrick Mason - Pacific Growth Equities - Analyst

  No real change there and then just another question on the license revenue mix which is roughly 45% this quarter you also had strong professional services, et cetera, you make it sound like you expect that trend to continue on that particular line item. Should we expect roughly a 45% mix on a forward basis or do you expect the license component to increase?

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  I think we will see the license component start growing but if you remember even though it would take a great growth rate our services include the maintenance which is growing at 32% and our consulting which is growing 12% year over year. So those continue to be strong and what we’ve seen is now the overall total revenue growth rate is picked up as licenses also started contributing to growth rather than offsetting that. Not a dramatic mix change because license is picking up and as we’ve said as we stop having any catch-up for back maintenance that rate will slow down a little bit so they will probably offset and keep relatively the same mix.

  Patrick Mason - Pacific Growth Equities - Analyst

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

  Okay. Lastly I just didn’t pick up the, you gave me the license number for Crystal for the quarter. I think you gave a total revenue number, total revenue percent growth.

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  Total revenue is $82 million. That was 26% year over year, 27%.

  Bernard Liautaud - Business Objects - Chairman & CEO

  They announced in their press release $52.5 million in license revenue, up 26%.

  Patrick Mason - Pacific Growth Equities - Analyst

  Thanks a lot.

  Operator

  Your next question comes from Frank Sparacino of First Analysis.

  Frank Sparacino - First Analysis Securities Corp. - Analyst

  Jim, in the guidance for the revenue. What is the implicit currency gain that you have built into there?

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  Assume no change comes from currency which is roughly what we saw this quarter meaning Q2 to Q3, we basically had just a few hundred thousand dollars of difference, but we’re assuming flat currency again for the next quarter.

  Frank Sparacino - First Analysis Securities Corp. - Analyst

  Do you know what that would be on a year over year basis, the dollar amount?

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  No we just asked that question tonight and didn’t have time to go back and look I’m thinking it’s probably $3 to $5 million on a year over year. This quarter was $7 million but last year fourth quarter started picking up a little bit.

  Frank Sparacino - First Analysis Securities Corp. - Analyst

  Last question, I guess for Bernard. With respect to being abroad BI tools player I am curious on the current thinking with respect to the [inaudible] mentioned and how do you address that hole in the product offering relative to Cogno and now even Hyperion with a combination of [inaudible]

  Bernard Liautaud - Business Objects - Chairman & CEO

  So we have not changed our mind and our strategy on that particular topic we, our strategy is to work with the database vendors to provide basically a great product on top of the, their offering as we believe that more and more of these [inaudible] are going to be found in database, the core database engines which are morphing into a more mix of hybrid relational (INAUDIBLE) that’s what we will do. We of course continue to support [inaudible] because we believe it’s a platform that is quite widely distributed so part of our front end capabilities is to front ends the end base we have a number of customers who do so. But in terms of providing a great offering to market we are offering it overall in combination with either Microsoft services or [inaudible] or in which with which we’ve had great successes lately and otherwise the IBM offering.

  Operator

  Next question, comes from Tim Ernst of Thomas Weisel Partners.

  Tom Ernst - Thomas Weisel Partners LLC - Analyst

  Yes, Thomas Weisel, exciting to see the inflection with the new products guys. One question at this point. One vendor out there that seems to be talking the most about their momentum is Seibel with the analytics group claiming some $68 million in business. I guess three questions for you first are you seeing them increasingly second, it’s interesting you point out McDonald’s as a big anlytic echelon this is one of their earliest marquee customers for the group. Was there a displacement there or is that perhaps the U.S. presence for them?

  Bernard Liautaud - Business Objects - Chairman & CEO

  First it was the UK, McDonald’s UK.

  Tom Ernst - Thomas Weisel Partners LLC - Analyst

  Were they present in the U.K. as well.

  Bernard Liautaud - Business Objects - Chairman & CEO

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

  I don’t know the competitive situation there. I can find out for you, Tom, but I don’t know.

  Tom Ernst - Thomas Weisel Partners LLC - Analyst

  Lastly I’m hearing some horror stories about Seibel pricing tactics in that group I’m wondering what you see out of their tactics?

  John Olsen - Business Objects - President & COO

  To be frank we just don’t see them that much. I wonder how they categorize analytic revenue but they are not out there as far as I can tell by looking at the competitive reports, so I can’t comment on pricing because we don’t run into them.

  Tom Ernst - Thomas Weisel Partners LLC - Analyst

  Okay fair enough. That’s the same answer you gave last quarter. Thank you.

  Operator

  Your next question comes from Simon Andrews of Lehman Brothers.

  Simon Andrews - Lehman Brothers - Analyst

  Good evening. Thanks for taking the question. With regards to 6.1 can you give us an indication of the number of users that your customers are now deploying on the software and whether they are upgrading what’s the additional [inaudible] and maybe when new customers if there’s any significant increase in the number of users or the amount of 6.1 license revenue the customers buying versus (INAUDIBLE)?

  Bernard Liautaud - Business Objects - Chairman & CEO

  I think it’s too early at this point to give the numbers. The ones who already have large, large installations, phase I is to migrate and deploy and phase II is to expand, and as I mentioned earlier, the first one that surely launched deployment on 6.1 was Unisys which just would be the deployment and production for 8,000 users which I think was a great achievement considering that they did it I think before the end of the quarter whereas we released the product in August. So we worked quite well with them. We are still in the early stage so I don’t have statistics for you yet.

  Simon Andrews - Lehman Brothers - Analyst

  You mentioned on the consulting side that you are seeing margins pick up there. How high do you think you can get the margins in the consulting side of the business?

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  Our goal is to get them to 25% for consulting. So we think it’s possible. I think it will take sometime because we are now into the age old consulting challenge of adding people while we are growing the revenue and keeping margins up which you do that by careful planning and execution plus executing at a higher value type of consulting business. So the good news is we have a professional running the organization, she’s done this before. But now I think it’s a little harder than the first advances.

  Simon Andrews - Lehman Brothers - Analyst

  Just one last one. I think Crystal has version 10 coming out this quarter as well. As soon as 6.5 comes out will Crystal 10 and 6.5 integrate straightaway in the first quarter next year?

  Bernard Liautaud - Business Objects - Chairman & CEO

  We need to wait for the close to give you that precise road map. I promise we will but we need to wait. We have the release of the, the timetable of what we want to release but we have to wait until the transaction has closed.

  Simon Andrews - Lehman Brothers - Analyst

  Okay. Great. Thanks very much.

  Operator

  Next question comes from Stephen Frankel of Otto Securities.

  Stephane Frankel - Oddo Securities - Analyst

  Yes, hello great quarter. You alluded to the fact that you didn’t give as much discount as before on the maintenance rates. Are you thinking also about maybe increasing the maintenance rate for some part of the income base where maybe your rate is two low, [inaudible]

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  I think there is on individual transactions. I mean, we sell currently two levels of service standard and premium at 20% and 30% of the license price. There are cases, though, where we have

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

negotiated with customers whether it’s large purchase or a long existing relationships where they might get a lower rate. Over time as we’ve been able especially to demonstrate the component of what people pay for maintenance is software updates and also the online support. So as the product gets better and people are more enamoured with E 6 and what’s coming out I think our ability to go back to those discounted customers and collect more improves. That’s one thing. And we put as we’ve talked in the past a huge emphasis on customer advocacy in improving our customer loyalty index and I think that’s paying off also with increased ability to charge the full rates that we target. So I can’t quantify that for you I’m sorry I just don’t have that data but I think notionally it’s going in the right direction as a result of a very conscious push to manage those two factors.

  Stephane Frankel - Oddo Securities - Analyst

  Thank you.

  Operator

  Your next question comes from Grant Tennaka of Tennaka Capital Management.

  Graham Tanaka - Tanaka Capital Management - Analyst

  Thank you I was just wondering how the E 6 as you exited the quarter E 6 was as a percent of license revenue?

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  For the full quarter it was 20% of license revenue.

  Graham Tanaka - Tanaka Capital Management - Analyst

  Right and as you exited the quarter?

  John Olsen - Business Objects - President & COO

  We don’t break that down within the quarter.

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  We don’t breakdown what we sell on the first day versus the last. I don’t know if that’s what you’re asking.

  Graham Tanaka - Tennaka Capital Management - Analyst

  I was wondering what the ramp was at the end.

  John Olsen - Business Objects - President & COO

  It’s definitely ramping I can tell you that. I don’t know the rate that it’s ramping but as Bernard said I think you are going to see a higher and higher percentage of our revenue being accounted by E 6 and the competitive win rates in E 6 versus the older product are also increasing. So positive news in that space.

  Graham Tanaka - Tanaka Capital Management - Analyst

  What I was wondering is to what extent you were getting a revenue lift as the [inaudible] converts over and new sales go over to E 6 what kind of an ASP lift is there for an E 6 installation versus the prior models?

  John Olsen - Business Objects - President & COO

  Yeah, I don’t know how to quantify it. All I can tell you is its growing, it’s significant and we are getting a boost, both in win rate and new customers and people willing to adopt the product as we said. I think we’ve only got two quarters so right now you got two-points and you can draw a line.

  Grant Tanaka - Tanaka Capital Management - Analyst

  I was wondering more the value, the average value of an E 6 installation versus a year ago.

  Jim Tolonen - Business Objects - SVP, Finance and Administration

  The price for the product is the same and it’s a little hard to tell with E 6 being only 20% so far.

  John Olsen - Business Objects - President & COO

  I think the answer is we just don’t know the data that you’re asking for.

  Graham Tanaka - Tennaka Capital Management - Analyst

  Okay. And the last one is just the sales cycle on E 6 as you’ve gotten into it, is that shortening?

  John Olsen - Business Objects - President & COO

  Well it’s actually staying about the same, I think at first it was longer, so I would say at the beginning of last quarter when we

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

released because people were poking and taking a look I think we are getting very good reference ability with the product and also I think the other thing that helps is our presales engineers are becoming more accustomed to demoing the product and more proficient at showing its features. So sales cycles I think are faster now than they were last quarter so they’ve improved. I don’t think they will improve dramatically over the past.

  Grant Tanaka - Tanaka Capital Management - Analyst

  Thank you.

  Operator

  There is time for one final question. That question will come from Jeffrey Sand of UBS.

  Jeffrey Fan - UBS - Analyst

  Thank you very much. Just one quick question and a related one on Crystal. Can you tell us who the heads of those integration teams you’ve identified? And then secondly I guess there’s a lot of people that are concerned about the integration going forward given the size of these company’s. Are there any specific data points that you can give us I guess to date that would give us some comfort that the integration plans are going smoothly and that the management team at Crystal is very willing to stick around in the long-term to make this deal work?

  Bernard Liautaud - Business Objects - Chairman & CEO

  Okay. So first on the integration team, it is very much a process that is co-led by the different teams so to identify the three main task forces, go to market, product and corporate services, corporate services means basically the whole infrastructure. So on go to market, it’s John Olsen on our side and Bill Gibson on their side and Bill is their Chief Operating Officer. On the product road map it’s Herve Couturier on our side and Andy Hanford who is their VP of products on Crystals side and on the corporate services is Jim Tolonen on our side and Eric Patel who is their CFO on their side. So it’s the highest possible level of executive management on the three main functions. We also have a separate task on organization that I lead personally with the help of the VP of HR from both Business Objects and Crystal Decisions. The integration steering committee is made up of the heads of the task forces, first John Judge who is their CEO and myself, so we are running a very, very cooperative process. I mentioned a few things which I think in my prepared comments which showed the fact that we are upon track and we are working very well together, the fact that the level one management team is defined and agreed and approved of the fact. The level two management team is defined and agreed I think is very good and we work again very well with each other to define that structure, also the fact that the product organization has been doing the planning very well with each other and the fact that they have made already a number of very important decisions on where the road map is going to be for ‘04 and the integration plan. Again, we will detail what this is at the time we close. But we made a huge amount of progress. And the level of collaboration between the two teams on all of these task forces has been truly remarkable. It’s been a great level of enthusiasm because I think people believe in the vision. People believe on both sides, people believe in creating the leading player in Business Intelligence and we’ve received extraordinary support from the Crystal decision team. I have been to Vancouver several times now, did a number of meetings over there and their level of support is very strong.

  Jeffrey Fan - UBS - Analyst

  Is it accurate to say Vancouver is going to become very much a relevant place for Business Objects going forward as a combined company?

  Bernard Liautaud - Business Objects - Chairman & CEO

  Again I cannot comment on exactly what the plan will be. Give us a couple months and we will tell you all about that.

  Jeffrey Fan - UBS - Analyst

  Okay. Great. Thanks a lot.

  Bernard Liautaud - Business Objects - Chairman & CEO

  Thanks.

  Operator

  There are no further questions. Are there any closing remarks, gentlemen?

  Bernard Liautaud - Business Objects - Chairman & CEO

  Yes, okay. So I will close it up. So first I’d like to thank everybody again for joining us today. Again, we are very pleased with our performance and our progress across many front. As you’ve noted our revenue is growing, our financial performance continues to trend and E 6 is showing great momentum and we are very excited about the upcoming combination with Crystal Decisions. With that, I again thank you. We appreciate your support and we look forward to talking to you very soon. Thank you.

  Operator

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FINAL TRANSCRIPT
BOBJ - Q3 2003 Business Objects Earnings Conference Call

  Thank you for participating in today’s Business Objects third quarter earnings conference call. This concludes the conference. You may now disconnect.

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Additional Information About the Proposed Acquisition and Where to Find It

On August 29, 2003, Business Objects filed a registration statement with the SEC containing Business Objects’ and Crystal Decisions’ proxy statement/prospectus/information statement regarding the proposed acquisition of Crystal Decisions by Business Objects. Investors and security holders of Business Objects and Crystal Decisions are urged to read the proxy statement/prospectus/information statement filed with the SEC on August 29, 2003, the definitive proxy statement/prospectus/information statement when it becomes available and any other relevant materials filed by Business Objects or Crystal Decisions with the SEC because they contain, or will contain, important information about Business Objects, Crystal Decisions and the proposed acquisition. The definitive proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. The proxy statement/prospectus/information statement filed with the SEC on August 29, 2003, the definitive proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the definitive proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects’ Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ shareholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects’ other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects’ annual meeting of shareholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects’ other executive officers and directors in the proposed acquisition by reading the proxy statement/prospectus/information statement filed with the SEC on August 29, 2003 and the definitive proxy statement/prospectus/information statement when it becomes available.

Jonathan Judge, Crystal Decisions’ President and Chief Executive Officer, and certain of Crystal Decisions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge’s and Crystal Decisions’ other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions’ annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions’ other executive officers and directors in the proposed acquisition by reading the proxy statement/prospectus/information statement filed with the SEC on August 29, 2003 and the definitive proxy statement/prospectus/information statement when it becomes available.